

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2011

Via E-mail
Mr. Shai Even
Chief Financial Officer
Alon USA Energy, Inc.
7616 LBJ Freeway, Suite 300
Dallas, TX 75251-7030

> **Re:** **Alon USA Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 8, 2011**
> **File No. 001-32567**

Dear Mr. Even:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Note 3 – Acquisitions, page F-14

Bakersfield Refinery Acquisition, page F-14

1.   We note that you entered into an indemnification agreement with a prior owner related to conditions that existed at the Bakersfield refinery on the date of acquisition. In connection with entering into this agreement, we note that you recorded a non-current receivable of $17.1 million. Based on the disclosure provided in your filing, it is not

clear whether you recognized the indemnified item as part of your purchase price allocation (i.e., as a component of other non-current liabilities). Please advise. Refer to FASB ASC 805-20-25-27.

2.   We note your disclosure stating that you used independent appraisers to assist in performing purchase price allocations. Given your references to the use of such experts, please revise to name each valuation expert and file the appropriate consents in future Exchange Act filings. As an alternative, you may delete all references to the use of outside valuation firms. For additional guidance, refer to Question 233.02 of the Compliance & Disclosure Interpretations regarding Securities Act Rules.111.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Consolidated Financial Statements

Note 9 – Indebtedness, page 13

3.   We note that you issued $30 million of unsecured notes with approximately 3.1 million warrants to purchase shares of your common stock in March 2011. We also note that the exercise price on these warrants is $9.70 per share which appears to be less than the lowest price at which your stock traded during the month of March 2011 (i.e., $10.03 per share on March 10, 2011). Please tell us how you accounted for the issuance of these unsecured notes and warrants. Refer to FASB ASC 470-20-25-2.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Ethan Horowitz at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant